Filed Pursuant to Rule 433

Registration No.: 333-134553

USD/TRY Digital Note

“USD/TRY Digital Note”	Final Terms and Conditions
February 4, 2008
Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold a long position in the Turkish Lira (TRY) relative to the U.S. Dollar (USD).  If the Settlement Rate for the TRY on the Valuation Date is less than or equal to Reference Level, which is equal to the Reference Initial Fixing minus 0.0375 (that is, the TRY has sufficiently appreciated relative to the USD to reach the Reference Level), the investor will receive a single payment at maturity equal to the 100% of the principal amount of the notes plus an additional return of 5.5 % times the full principal amount of notes held, i.e. an effective non-compounded 11.00% per annum return on the principal amount of notes held by the investor).  If the Settlement Rate for the TRY is greater than the Reference Level on the Valuation Date (that is, the TRY has depreciated relative to the USD or has not appreciated sufficiently to reach the Reference Level), then the investor will receive at maturity only the principal amount of the notes held by that investor, with no additional return. The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, AA–)(1)
Issue Size	$500,000 (increasing the total offering size to $4,550,000)
Principal Protection	100%
Upsize Trade Date	February 4, 2008
Original Trade Date	February 1, 2008
Issue Date	February 6, 2008
Valuation Date	August 1, 2008 provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described under “Disruption Events” below).
Maturity Date	August 6, 2008
Reference Currency	Turkish Lira (TRY)

(1)  Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch.  A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. Dollar expressed as the number of TRY per one USD.
Reference Initial Fixing (RIF)	1.1675, which is the Reference Exchange Rate observed on the Original Trade Date in accordance with the Settlement Rate Option.
Issue Price	100%
Reference Level	1.1300, which is equal to the RIF –0.0375
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note, plus the Additional Amount, if any.
Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by
	5.50%	If the Settlement Rate is less than or equal to the Reference Level
	0.00%	If the Settlement Rate is greater than the Reference Level
Settlement Rate	The Reference Exchange Rate on the Valuation Date, observed in accordance with the Settlement Rate Option.
Settlement Rate Option and Valuation Business Day	Reference Currency	Screen Reference	Valuation Business Day
	TRY	The EUR/TRY rate on ECB37 divided by the EUR/USD rate on ECB37	TARGET and New York

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the Series I MTN prospectus supplement.

Business Day	New York
Business Day Convention	Following
Disruption Event

If a Disruption Event is in effect on the Valuation Date, the Valuation Date will be postponed to, and the Calculation Agent will determine the Settlement Rate on, the first Valuation Business Day succeeding the Valuation Date on which no Disruption Event is occurring; provided that if a Disruption Event remains in effect on each of the three scheduled Valuation Business Days succeeding the Valuation Date, such third scheduled Valuation Business Day shall be deemed the Valuation Date and the Calculation Agent will determine the Settlement Rate on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A) the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction; or (y) the conversion of the Reference Currency into USD through customary legal channels;

(B) the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or the Settlement Rate being unavailable on the Valuation Date, or

(C) the occurrence of an event (i) in the Reference Currency Jurisdiction that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate on the Valuation Date. For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Settlement System	DTC
Listing	Not Applicable
Identifier	CUSIP: 5252M0DC8
ISIN: US5252M0DC88
Denominations	USD 1,000 and whole multiples of USD 1,000
Issue Type	US MTN
Fees		Price to Public (1)	Fees (2)	Proceeds to the Issuer
	Per note	$1,000	$1.44	$998.56
	Total (3)	$500,000	$510.00	$499,490

(1)               The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)               Lehman Brothers Inc. will receive commissions of $1.02 per $1,000 principal amount, or 0.102%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

(3)               The notes will be issued in an aggregate principal amount of $500,000 and will form a single tranche with the $4,050,000 aggregate principal amount of Medium-Term Notes, Series I, due August 6, 2008 that Lehman Brothers Holdings will issue on February 6, 2008. The notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the notes will increase the aggregate principal amount of this tranche to $4,550,000.

Certain United States Federal Income Tax Consequences

Lehman Brothers Holdings Inc. intends to treat the notes as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006. The notes could also be subject to special rules relating to foreign currency that could affect the character of the amount received at maturity and the gain or loss realized upon the sale or disposition of the notes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes, including the application of special foreign currency rules and rules governing short-term debt securities.

Historical Exchange Rate

The following chart shows the weekly spot exchange rates for USD/TRY, expressed as the amount of USD per one TRY, in the period from January 23, 2005 to January 28, 2008 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The historical data on USD/TRY spot exchange rate is not necessarily indicative of the future performance of the USD/TRY spot exchange rate or what the value of the notes may be.  Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable on the Maturity Date.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The graph and examples below illustrate the hypothetical Redemption Amount at maturity (including, where applicable, the payment of the Additional Amount) per $1,000 in principal amount of notes, based on a Reference Initial Fixing of 1.1675 (as determined on the Original Trade Date), a Reference Level of 1.1300 (as calculated on the Original Trade Date), and a hypothetical range of performance for the Settlement Rate. The actual Settlement Rate and Additional Amount, if any, will be determined on the Valuation Date. The following results are based solely on the hypothetical examples cited; the hypothetical Settlement Rate has been chosen arbitrarily for the purpose of these examples, is not associated with Lehman Brothers Research forecasts for the USD/TRY exchange rate and should not be taken as indicative of the future performance of the USD/TRY exchange rate. Numbers in the examples have been rounded for ease of analysis.

The following examples illustrate how the total returns illustrated in the graph above are calculated:

Example 1: The Reference Currency appreciates relative to its Reference Initial Fixing, resulting in a Settlement Rate that is less than the Reference Level, and an Additional Amount of $55.00 per $1,000 principal amount. Because the Settlement Rate on the Valuation Date is 1.1040, which is less than the Reference Level, the Additional Amount is equal to 5.50% times the full principal amount of notes held, and the Redemption Amount is equal to 100% of the principal amount of the notes plus the Additional Amount (an effective non-compounded 11.00% per annum return on the principal amount of notes). The Redemption Amount payable at maturity is equal to $1,055., and is calculated as follows:

Redemption Amount = $1,000+ ($1,000 x 5.5%) = $1,055

Example 2: The Reference Currency depreciates relative to its Reference Initial Fixing, resulting in a Settlement Rate that is greater than the Reference Level, and an Additional Amount of $0.00 per $1,000 principal amount. Because the Settlement Rate on the Valuation Date is 1.1560, which is greater than the Reference Level, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 note (reflecting an Additional Amount of $0 per note), the repayment of principal invested, with no additional return.